SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

December 31, 2019

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 13811E 10 1	13G

1	NAME OF REPORTING PERSON: Curtis A. Sampson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 201,403
	6	SHARED VOTING POWER 669,300
	7	SOLE DISPOSITIVE POWER 201,403
	8	SHARED DISPOSITIVE POWER 669,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,703
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ ⁯
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.81%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Canterbury Park Holding Corporation

(b)	Address of Issuer's Principal Executive Offices: 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.

(a)	Name of Person Filing: Curtis A. Sampson

(b)	Address of Principal Business Office or, if None, Residence: 1100 Canterbury Road, Shakopee, Minnesota 55379

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP Number: 13811E 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d 1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d 1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

Page 4 of 5 Pages

Item 4.	Ownership:

(a)          Amount beneficially owned: Mr. Sampson beneficially owns 870,703 shares of the outstanding common stock of the Issuer, which includes: (i) 198,403 of common stock owned by Mr. Sampson individually; (ii) options held by Mr. Sampson and exercisable within 60 days of December 31, 2019 to purchase 3,000 shares of common stock; (iii) 11,300 shares of common stock owned by Mr. Sampson’s spouse; (iv) 53,000 shares of common stock held by the Curtis A. Sampson 2012 Family Irrevocable Trust of which Mr. Sampson is a trustee; (v) 344,000 shares of common stock held by the Marian Arlis Sampson 2012 Family Irrevocable Trust, of which Mr. Sampson’s spouse is a beneficiary; and (vi) 261,000 shares of common stock held by the Curtis A. Sampson Revocable Trust which Mr. Sampson is a trustee. Mr. Sampson disclaims any beneficial ownership of the shares of the Issuer owned by his spouse. Excluded from the beneficial ownership are 1,864 shares subject to deferred stock awards that will be issued at the time of the 2020 Annual Meeting of Shareholders and 2,354 shares subject to deferred stock awards that will be issued at the time of the 2021 Annual Meeting of Shareholders.

(b)          Percent of Class: 18.81% based on 4,625,421 shares of the Issuer’s common stock outstanding on November 1, 2019 as reported in the Issuer’s Form 10-Q filed November 13, 2019.

(c)          The Reporting Person has the power to vote or dispose of the shares as follows:

(i)	Sole power to vote or direct the vote: 201,403 (includes options held by Mr. Sampson and exercisable within 60 days of December 31, 2019 to purchase 3,000 shares of common stock).

(ii)	Shared power to vote or direct the vote: 669,300.

(iii)	Sole power to dispose or direct the disposition of: 201,403 (includes options exercisable within 60 days of December 31, 2019 to purchase 3,000 shares).

(iv)	Shared power to dispose or direct the disposition of: 669,300.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2020	/s/ Curtis A. Sampson
Curtis A. Sampson